UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BRIGGS & STRATTON CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	1-1370	39-0182330
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

12301 West Wirth Street, Wauwatosa, Wisconsin 53222
(Address of Principal Executive Offices) (Zip Code)

Mark A. Schwertfeger
Senior Vice President and Chief Financial Officer
(414) 259-5333
(Name and telephone number, including area code, of the person to contact in connection with this report.)

        Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Briggs & Stratton Corporation's Conflict Minerals Report for the year ended December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at
http://investors.basco.com/phoenix.zhtml?c=69283&p=irol-sec.

Item 1.02 Exhibit

See Item 2.01 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRIGGS & STRATTON CORPORATION
(Registrant)

/s/ Mark A. Schwertfeger	May 28, 2020
Mark A. Schwertfeger	(Date)
Senior Vice President and Chief Financial Officer Duly Authorized Officer